Lonmin Plc
Interim Report

For the 6 months to 31 March 2007

LONMIN



Building value



Lonmin is a primary
producer of Platinum Group Metals.
We create value by the discovery, acquisition,
development and marketing of minerals and metals.

Financial Highlights

Accounting Policies are as stated in the financial statements for the year ended 30 September 2006.

	6 months to 31 March 2007	6 months to 31 March 2006
Consolidated Income Statement		
Revenue	$631m	$708m
EBITDA [i]	$272m	$342m
Operating profit	$229m	$304m
Underlying profit before taxation	$235m	$288m
Underlying earnings per share [ii]	81.5c	110.3c
Loss per share	(2.0)c	(47.1)c
Interim dividend per share [iii]	55.0c	45.0c
Consolidated Cash Flow		
Trading cash inflow per share [iv]	107.3c	122.3c
Free cash inflow per share [v]	25.8c	63.2c
Consolidated Balance Sheet		
Equity attributable to equity shareholders of Lonmin Plc	$1,658m	$734m
Net debt as defined by the group [vi]	$665m	$590m
Ratios		
Interest cover [vii]	58.5	15.9
Gearing [viii]	27%	44%

Footnotes:

i EBITDA is operating profit before depreciation and amortisation.

ii Underlying earnings per share are calculated on profit for the period excluding movements in the fair value of the embedded derivative associate with the convertible bond, exchange on the balances, profit on the sale of Marikana houses and an adjustment to the interior capitalised in prior periods as disclosed in note 3 to the accounts.

iii The interim dividend will be paid on 3 August 2007 to shareholders on the register on 6 July 2007.

iv Trading cash flow is defined as cash flow from operating activities, being the net profit or loss for the period adjusted to eliminate the effects of non cash movements. It reflects the net impact of all operating activity transactions on the cash flow of the Group.

v Free cash flow is trading cash flow from operating activities less net expenditure on property, plant and equipment, intangibles, proceeds from disposal of assets held for sale and dividends paid to minority interests.

vi Net debt comprises cash and cash equivalents, bank overdrafts repayable on demand, interest-bearing loans and borrowings, and convertible bonds grossed up for capitalised fees.

vii Interest cover is calculated for the 12 month periods to 31 March 2007 and 31 March 2006 on the underlying operating profit divided by the underlying net interest payable excluding exchange.

viii Gearing is calculated on the net debt attributable to the group divided by the total of net debt attributable to the group and equity shareholders' fund.

Chief Executive's Comments

Introduction
The first half of our financial year was adversely impacted by the shutdown and subsequent rebuild of the Number One furnace. As a consequence of the accident we have deliberately stockpiled concentrate to be processed and sold in our second half in order to retain margin otherwise lost on concentrate sales. The rebuild of the furnace has now been completed and normal operations have resumed. We completed the re-commissioning of our Merensky furnace during the period and this furnace is running well, delivering throughput ahead of our expectations. In the second half of the year we plan to process all our concentrate stocks and we are maintaining our full year sales forecast of around 980,000 to 1 million ounces of Platinum.

Both our Marikana and Limpopo mining operations experienced a challenging first half. Marikana was impacted by a longer than usual Christmas break and a one day wildcat strike but still delivered 403,860 saleable ounces of Platinum in concentrate in the period. Our new mechanised mines at Saffy and Hossy shafts have come into production using the ultra low profile equipment and are delivering ahead of budget. We will continue to ramp up production from these new shafts in the second half of the year. At Limpopo we focused on achieving the development rate necessary to support sustained mining operations.

We continue to build strong growth into Lonmin's portfolio and completed the acquisition of a 74% interest in the Akanani project in February. Akanani is developing into an exceptional PGM ore body and, we believe, can be developed into a low cost mechanised mine adding to our production from 2013 onwards. At Akanani we have continued to drill new holes since we completed the acquisition of the asset. An additional 7 drill holes have been completed in the northern section of the property, which indicated an arithmetic average grade of 4.57 grams per tonne (3PGE + Au) over an average width of 11.59 metres. These results indicate that the mineralisation continues north from the initial inferred resource area along strike and confirm the potential for this project.

We have completed the pre-feasibility study for Limpopo phase 2 which indicates this asset can be developed into a fully mechanised mine delivering around 85,000 attributable ounces of Platinum per annum when it reaches full production.

Safety
Our safety performance has been broadly flat during the period with our lost time injury frequency rate per million man hours worked down to 12.37 versus 12.45 at the end of the last financial year. The severity of injuries has continued to reduce, with our severity ratio now running at an average of 10.57 days lost per LTI, an improvement of 23.5% on the 13.81 we recorded for the 2006 financial year. We regrettably suffered two industrial fatalities during the six months at our Marikana operations.

We continue to work to embed the value of safe production within our systems and behaviours in order to achieve our goal of Zero Harm. We have continued to use DuPont Visible Felt Leadership Training across the operations and are completing the roll out of our Fatal Risk Protocols. Each operation has now put in place a detailed safety plan to achieve our targeted improvement in performance. Industrial theatre has also proved a useful tool in influencing behaviours and we will continue to use it throughout the second half of the year.

Marikana Mining
The Marikana mining operations produced 5.58 million tonnes mined from underground operations. This was in line with our performance in the same period last year after stripping out the effect of the additional seven days of production which were included in last year's figures in order to align our production month with the calendar month. We have continued to reduce the opencast tonnes mined on Marikana ground with 0.7 million tonnes mined versus 0.9 million for the six months to March 2006.

During the period we began stoping operations at Saffy and Hossy; our two new deep shafts. These shafts are being developed on a fully mechanised basis using our ultra low profile equipment. The start up of these operations has progressed well and both shafts are currently performing ahead of our expectations. We will continue to increase production from these shafts and other mechanised areas in the second half of the year. We remain confident that we will achieve our target of 50% mechanised production by 2010.

Limpopo Mining
Our Limpopo mine produced 18,759 saleable ounces of Platinum and 39,020 saleable ounces of total PGMs in concentrate in the period. At Limpopo we continued to work towards our target of achieving steady state production of around 120,000 tonnes per month. Our focus during the first six months has been on reaching an optimal development rate as quickly as possible to give us the flexibility of sufficient open reserves to sustain this production level. This plan has progressed well but will mean a reduced level of production from the mine this year. We now forecast around 46,000 to 50,000 saleable Platinum ounces in concentrate for the 2007 financial year. On our current plan, the mine will reach a steady state of 120,000 tonnes per month by mid 2008.

Pandora Joint Venture
We continued to mine ore from the Pandora ground during the six months both as an extension of our E3 shaft and an open pit operation. Once mined, Lonmin purchases the ore from the Pandora Joint Venture and these ounces are then included in our tonnes milled and metallurgical figures. We produced 25,600 saleable ounces of Platinum and 48,238 saleable ounces of total PGMs in concentrate in the period. We receive revenue from the

Pandora ground both as a 42.5% partner in the Joint Venture and from the on sale of the ounces we produce from our ore purchases. In total Pandora contributed US$38 million to our revenue line and US$7 million to our profit before tax in the period.

Process Division

On 16 December 2006 a leak occurred in the Number One furnace adjacent to one of the matte tap holes. We shut down the furnace and after a thorough investigation determined that the integrity of the vessel had been compromised and a total rebuild was required. This rebuild has now been completed and we tapped matte from the Number One furnace on 30 April 2007.

In the second half of 2006 we took the decision to re-commission our 8 mega watt Merensky furnace to add to our smelting capacity and mitigate the risks of our reliance on one smelting vessel. The first matte tap from the Merensky furnace took place on 12 March 2007 and it has been running very well delivering throughput in excess of our targeted rate of 200 tonnes per day.

With the Merensky furnace, the rebuilt Number One furnace and our three Pyromet furnaces we now have installed smelting capacity of around 40 mega watts, an increase of around 25% on last year. We will use a combination of our available capacity in the second half of the financial year which will allow us to process the considerable concentrate stocks which have built up during the first six months.

Our Base Metal Refinery and Precious Metal Refinery have seen much reduced levels of throughput during the period due to the smelter shutdown. We have taken the opportunity to conduct necessary maintenance and upgrades during the period to prepare both plants for the increased throughput in the second half of the financial year.

We produced 470,015 ounces of total PGMs from our own refineries in the six months. We despatched an additional around 190,000 ounces of total PGMs in concentrate which we were unable to store for toll refining. Of these, at the end of March, we had received back 44,653 ounces of toll treated PGMs. We will receive back the remainder of these ounces for sale during the second half of the financial year. Concentrate inventory built up for processing within Lonmin, at the end of the six month period, is estimated to contain around 185,000 ounces of total PGMs.

Metal sales for the period reflect the lower level of throughput with 274,440 Platinum ounces and 517,218 ounces of total PGMs sold.

Six Sigma

Our Six Sigma programme continues to perform well with R175 million of benefit generated in the first half of which a large element is currently reflected in stock. We remain on track to achieve our target of R400 million of net EBIT benefit in this financial year.

Costs and Capital Expenditure

Costs in dollar terms were broadly unchanged compared with the same period last year. In Rand terms costs increased by US$81 million, around half of which was due to planned additional costs, including the increased amount of Pandora ore we purchased (US$14 million), and the other half was due to cost pressures common within the industry, including increased labour costs. These increases were offset by a currency gain on translating the weaker Rand against the dollar of US$64 million and higher base metal credits of US$28 million.

Our Rand C1 costs have been impacted by these cost pressures and by the lower levels of throughput in the first half, with C1 costs of own production of R3,181 per PGM ounce sold net of base metal credits for our Marikana and Limpopo operations combined.

We expect to see a significant improvement in our unit cost performance in the second half of the year as we return to more normal levels of production. We are maintaining our full year cost guidance of between R2,650 to R2,700 per PGM ounces sold net of base metal credits for Marikana, which translates into a blended C1 cost for the Marikana and Limpopo operations of between R2,900 and R3,000 per PGM ounce sold net of base metal credits.

We are revising our forecast for capital expenditure for the full year from US$370 million to US$300 million as we experience short delays in some of our smaller capital projects and a proportion of the spending on these projects will now fall into the early part of next financial year.

Markets

The Platinum market has continued to be robust with ongoing strong demand particularly from the autocatalyst sector as global trends towards stricter and tighter emissions requirements continue. The supply side has remained constrained. During the six months the price has moved from US$1,156 per ounce to US$1,246 per ounce, an increase of 7.8%.

The Palladium price has risen by 10.6% during the period on the back of both strong autocatalyst demand and continued modest interest from the Chinese jewellery market.

The Rhodium market is being driven by autocatalyst demand and inelastic supply with the price at the end of the six months at US$6,225 per ounce, a rise of 29.7% over the period.

The last six months have seen a strong upward trend in the Ruthenium price which has moved from US$185 per ounce to US$700 per ounce an increase of 278.4%. This price increase is driven primarily by demand from manufacturers of high density disk drives where it is used alongside Platinum to substantially increase the storage capacity of the disks without increasing the size. Supply response is completely inelastic as the metal is entirely a by product of Platinum production.

The Iridium price has also increased by 15% during the last six months from US$400 per ounce to US$460 per ounce on the back of increased demand for the production of crucibles used in single crystal growth.

Growth – Akanani

During the last six months we have continued to consolidate our strong growth profile with the acquisition of the Akanani project. This acquisition was completed at the beginning of February. We are excited about the potential for Akanani which is a unique deposit in the Bushveld and has an ore body of a width which will allow us to develop the project as a low cost fully mechanised mine.

At the time we made the acquisition the ore body had only been drilled to any material extent along strike in the southern section of the property. Since we acquired Akanani we have completed nine further drill holes seven of which were along 6 kilometres of strike in the northern portion of the asset. These seven northern holes indicate the ore body continues at a similar width and grade along the entire 9 km strike. The arithmetic average from these holes in the northern area is 4.57 grams per tonne (3 PGE+Au) at a width of 11.59 metres. As a result of the additional drilling in the southern section of the property since the last resource estimate was completed in September 2006, we have revised our resource estimate to 18.1 million tonnes of indicated resources in the upper mineralised zone of the Platreef ("P2") section of the reef at 4.88 grams a tonne (3 PGE+Au) and P2 inferred resources of 236.6 million tonnes at 3.80 grams per tonne (3PGE+Au). For the lower mineralised zone of the Platreef ("P1") section of the reef we estimate an initial inferred resource of 109.9 million tonnes at a grade of 2.50 grams per tonne (3PGE+Au). The additional individual bore holes are as follows:

Borehole	Width (metres)	3PGE+Au (g/t)	Cu (%)	Ni (%)
Northern section				
MO007	9.44	3.88	0.13	0.23
MO008	12.89	5.72	0.17	0.31
MO010	29.13	5.25	0.17	0.33
MO011	1.97	3.52	0.03	0.12
MO012	3.08	3.50	0.11	0.20
MO015	7.85	4.31	0.07	0.16
MO018	16.75	5.83	0.13	0.23
Arithmetic Averages	11.59	4.57	0.12	0.23
Southern section				
ZF034	2.02	2.30	0.05	0.08
ZF039	39.65	4.45	0.25	0.41

During the second half of the year we will continue our programme of drilling at Akanani both to increase our confidence in the reserves in the southern section of the property and to extend the reserves along strike in the northern section.

Growth – Limpopo phase 2 and Pandora

We completed our pre-feasibility study on the Limpopo phase 2 project at the end of March 2007. The pre-feasibility study confirms our initial view that this project can be developed as a fully mechanised mine. The property will produce around 85,000 Platinum ounces for Lonmin's account when at steady state production. We currently expect first production in 2011. The initial estimates for Lonmin's share of the capital for the project are US$350 million.

We have also completed the pre-feasibility study for the Pandora project. Due to the difficult nature of the geologic ground conditions in this area, it is our view that it is not possible to develop this property as a viable mechanised mine. This property will however support an economically viable conventional style PGM mine. The development of a new conventional mine is not in line with our operating strategy and we have removed Pandora from our current growth profile. We are currently reviewing our options around this property with our Joint Venture partners.

Dividend

Based on our continued confidence in the outlook for our business against a backdrop of strong PGM markets, the Board has declared an interim dividend of 55 cents per share, an increase of 22% on the interim dividend paid last year.

Outlook

The last six months have been challenging operationally for Lonmin on both the mining and processing sides of the business. However, the work we have completed during the period leaves us well positioned for the second half of the year. We have completed the rebuild of the Number One furnace and built further flexibility into our smelting operations with the re-commissioning of the Merensky furnace to provide additional capacity. In the remainder of the financial year this will allow us to process the concentrate inventory which has built up in the first half. Our new mechanised shafts at Saffy and Hossy have come into production and are performing ahead of our expectations. We will continue to ramp up production from these shafts in the second half of the year.

We continue to execute our strategy to capture and build additional production growth for Lonmin in a robust market for Platinum and the other PGMs. We have completed the pre-feasibility study for Limpopo phase 2 and confirmed the viability of a mechanised mine producing around 85,000 Platinum ounces for our account. We have confirmed the potential of the ore body at Akanani with drilling showing the mineralogy continues along strike at a similar width and grade to that which we have seen in the southern section of the property.

The contribution of Lonmin employees, contractors and community members during the last six months and to the ongoing success of Lonmin is highly valued and their hard work and dedication is greatly appreciated.

Bradford A Mills
Chief Executive

1 May 2007

Financial Review

Introduction
The financial information presented has been prepared on the basis of International Financial Reporting Standards (IFRSs).

Analysis of results

Income Statement
The key operating factor influencing performance in the period was the occurrence of a leak in the Number 1 furnace on the 16 December 2006. As a result of the detailed design review which followed the incident we decided to undertake a full re-build of the furnace to restore it to its original design condition. The Number 1 furnace was non-operational for the remainder of the financial period and re-commenced production on 30 April 2007. During the period we ran our three pyromet furnaces but capacity was constrained. As a result of the above, sales volumes of PGMs at 517 thousand ounces in the period were nearly 280 thousand ounces lower than the comparative period. The fall in volume was offset by a 31% price increase for the PGMs sold, reflecting the strong market conditions, and an additional $28 million by-product revenues from Nickel and Copper. The resultant revenue for the period was $631 million (2006: $708 million).

A comparison of the period's total operating profit with the prior period is set out below:

	$m
Total reported operating profit for the 6 months to 31 March 2006	304
PGM volume	(222)
PGM prices	142
Base metals	28
Foreign exchange	64
Cost changes	(81)
Sale of houses (special)	(6)
Total reported operating profit for the 6 months to 31 March 2007	229

Operating profit for the period was adversely impacted by the 35% reduction in PGM sales volumes described above and this had a profit flow effect of $222 million. This was offset by $142 million of pricing benefit in PGMs and the $28 million benefit in by-products. The average R:$ exchange rate was some 16% weaker than in the prior period and this generated a $64 million benefit as the majority of costs are based in Rand. Underlying costs in Rand increased by $81 million.

Cost changes (increase)/decrease:

	$m
Safety, health, environment and community ('SHEC')	(6)
Social and labour plan	(4)
Capital and strategic planning	(3)
Depreciation	(5)
Exploration (including AfriOre)	(5)
Pandora ore purchases	(14)
Limpopo costs	(4)
Labour escalation	(17)
Commodity/other escalation	(13)
Plant running	(3)
Royalties	(4)
Other	(3)
	(81)

The Group continues to invest to develop the business and to meet our obligations under the South African mining charter. Particular areas of focus have been in the areas of safety and people development and in this period we have embarked on a substantial adult education and training programme as part of our social and labour plan. We have also enhanced our capital and strategic planning departments to support the significant projects portfolio being developed including projects such as metallurgical expansion and the new generation platinum mines.

We continue to be active in the area of exploration and have increased our investment levels modestly. This increase also reflects the work being undertaken through the acquisition of AfriOre.

At the EBIT level costs have increased by $14 million reflecting ore purchases from the Pandora joint venture. This arises as a result of an arm's-length transaction at market rates and therefore includes a profit element in the joint venture and also generates additional margin on downstream processing.

Labour costs rose $17 million in the period. In other cost areas we experienced high levels of increases, particularly for commodities such as steel, zinc, chemicals and cement which gave rise to an additional $13 million of cost. As reported at the prior year end we continue to incur higher plant running costs in the Process Division. Due to the Number 1 furnace outage we have continued to run our pyromet furnaces which have high running costs. We are also operating new plant required to meet environmental requirements.

The C1 cost per PGM ounce sold net of by-product credits on own production from the combined Marikana and Limpopo operations amounted to R3,181 for the period compared with an equivalent R2,533 in 2006, an increase of 26% reflecting the operational issues and cost increases described above. This equated to a 8% increase in dollar terms.

Net finance costs in 2007 were $107 million compared with $226 million in 2006. In 2007 this includes a $104 million charge for the fair value movement of the embedded derivative in the convertible bond (2006: $235 million). On 15 November 2006 we gave notice to force redemption of all outstanding convertible bonds at their principal amount. This led to the issuance of 10,576,944 shares and a reduction in non-current financial liabilities of $211 million. Interest cover (calculated on a 12 month rolling basis) at 58.5 times (2006: 15.9 times) remains very strong.

Reported profit before tax in 2007 increased by $51 million to $132 million. At an underlying level however, profit before tax fell by $53 million with the principal difference being the lower charge from the fair value movement of convertible bonds in the period.

The 2007 tax charge was $112 million compared with $110 million in 2006. The corporate tax rate in South Africa has remained at 29% during the year. The effective tax rate, excluding the effects of exchange, and special items was 36% compared with 33% in the comparative period mainly due to a higher level of dividends remitted this period. The overall tax charge includes a cost of $22 million (2006: $12 million) arising on the translation adjustment of the deferred tax balance. This resulted from a 7% appreciation of the Rand:$ exchange rate from the abnormally high year end rate which stood at R7.77:$1.

The loss for the period attributable to equity shareholders amounted to $3 million (2006: $67 million loss) and loss per share was 2.0 cents compared with 47.1 cents in 2006. Underlying earnings per share, being earnings excluding special items, amounted to 81.5 cents per share, a decrease of 28.8 cents versus the comparable period.

Balance sheet

Equity interests were $1,658 million at 31 March 2007 compared with $734 million at 31 March 2006. This increase over the 12 month period principally reflected the recognised income attributable to equity shareholders of Lonmin Plc of $467 million and $587 million arising on the conversion of the bond and associated equity derivative offset by dividends paid of $149 million.

AfriOre Limited was acquired on 26 January 2007 for a gross consideration of $413 million with a compulsory acquisition of the remaining shares on 16 February 2007. The provisional fair value assessment on the acquisition of AfriOre Limited was undertaken during the period and resulted in the recognition of net assets of $382 million being driven by intangible assets and the associated deferred tax required under IAS. There was no goodwill on acquisition.

Net debt amounted to $665 million at 31 March 2007 which is an increase of $207 million since 30 September 2006. The debt increase for the six months was $423 million, which included $393 million (net of cash acquired) on the acquisition of AfriOre. This was offset through the cancellation of debt when the bond was converted.

Cash flow

The following table summarises the main components of the cash flow during the period:

	March 2007 Total $m	March 2006 Total $m
Operating profit	**229**	304
Working capital	**44**	(68)
Other items (mainly depreciation and amortisation)	**49**	38
Cash flow from operations	**322**	274
Interest and finance costs	**(11)**	(23)
Tax	**(149)**	(77)
Trading cash flow	**162**	174
Capital expenditure	**(105)**	(85)
Proceeds from disposal of assets held for sale	**3**	19
Dividends paid to minority	**(21)**	(18)
Free cash flow	**39**	90
Acquisitions (net of cash acquired)	**(393)**	(14)
Financial investments	**(3)**	(33)
Shares issued	**19**	12
Equity dividends paid	**(85)**	(60)
Cash outflow	**(423)**	(5)
Opening net debt	**(458)**	(585)
Foreign exchange	**3**	–
Debt of convertible bond converted to equity	**213**	–
Closing net debt	**(665)**	(590)
Trading cash flow (cents per share)	**107.3c**	122.3c
Free cash flow (cents per share)	**25.8c**	63.2c

The reduction in operating profit was more than compensated for by an improvement in working capital giving a $48 million increase in cash flow from operations in the period. The working capital flow was driven by a $225 million improvement in debtors, reflecting the collection of the high level of concentrate sales which occurred in the final quarter of 2006. This more than offset the increase in stocks of $121 million which arose due to the limited processing capacity. Had this stock been sold as concentrate we estimate EBIT would have increased by $80 million. We believe that with Number 1 furnace back on stream, and with the recent recommissioning of the Merensky furnace, sufficient capacity exists to process the processing backlog in the second half of the year. Therefore, we decided not to sell the concentrate stock in the period as we expect that processing the backlog will generate $120 million of EBIT ie an incremental $40 million.

Net debt decreased through most of the period both through cash generation and the conversion of the bond, and only increased again at the end of the period with the acquisition of AfriOre. This led to a decrease in interest paid versus the prior period. Conversely tax paid was high at $149 million reflecting the strong profits in the second half of last year. The net effect was a trading cash flow of $162 million marginally below the prior period with a trading cash flow per share of 107.3 cents (2006: 122.3 cents).

Capital expenditure of $105 million was incurred during the period (2006: $85 million). Minority dividends paid represented dividends to Incwala. Free cash flow amounted to $39 million with free cash flow per share at 25.8 cents (2006 – 63.2 cents).

The free cash inflow of $39 million becomes an overall cash outflow of $423 million largely through the acquisition of AfriOre at $393 million and the equity dividends paid.

Dividends

As dividends are accounted for on a cash basis under IFRS the dividend shown in the accounts represents the 2006 final of 55.0 cents. In addition the Board recommends an interim dividend of 55.0 cents (2006 – 45.0 cents).

John Robinson
Chief Financial Officer
1 May 2007

Operating Statistics

				6 months to 31 March 2007	6 months to 31 March 2006[1]
Mining					
Tonnes mined	Marikana	Underground	000	**5,580**	5,676
		Opencast	000	**704**	899
		Total	000	**6,284**	6,575
	Limpopo	Underground	000	**390**	461
		Opencast	000	**–**	14
		Total	000	**390**	475
	JV attributable[2]	Underground	000	**60**	50
		Opencast	000	**150**	35
		Total	000	**210**	85
	Lonmin Platinum	Underground	000	**6,030**	6,187
		Opencast	000	**854**	948
		Total	000	**6,884**	7,135
Tonnes milled[3]	Marikana	Underground	000	**5,581**	5,622
		Opencast	000	**738**	1,196
		Total	000	**6,319**	6,818
	Limpopo	Underground	000	**397**	487
		Opencast	000	**–**	14
		Total	000	**397**	501
	JV[4]	Underground	000	**141**	117
		Opencast	000	**336**	68
		Total	000	**477**	185
	Ore purchases[5]	Underground	000	**72**	–
	Lonmin Platinum	Underground	000	**6,191**	6,226
		Opencast	000	**1,074**	1,278
		Total	000	**7,265**	7,504
Metals in concentrate[6]	Lonmin Platinum	Platinum	oz	**450,894**	484,263
		Palladium	oz	**210,175**	233,145
		Gold	oz	**12,901**	13,797
		Rhodium	oz	**59,242**	65,903
		Ruthenium	oz	**95,312**	95,249
		Iridium	oz	**20,024**	19,901
		Total PGMs	oz	**848,548**	912,258
		Nickel[7]	MT	**2,395**	2,514
		Copper[7]	MT	**1,471**	1,571
Metallurgical production	Lonmin refined metal production	Platinum	oz	**259,434**	356,351
		Palladium	oz	**116,581**	159,536
		Rhodium	oz	**31,019**	56,773
		Total PGMs	oz	**470,015**	680,158
	Toll refined metal production	Platinum	oz	**23,872**	–
		Palladium	oz	**10,862**	–
		Rhodium	oz	**3,447**	–
		Total PGMs	oz	**44,653**	–
	Total refined PGMs	Platinum	oz	**283,306**	356,351
		Palladium	oz	**127,443**	159,536
		Rhodium	oz	**34,466**	56,773
		Total PGMs	oz	**514,668**	680,158
	Base metals	Nickel[8]	MT	**1,604**	–
		Copper[8]	MT	**826**	–

Operating Statistics continued

				6 months to 31 March 2007	6 months to 31 March 2006
Capital expenditure			Rm	**750**	544
			$m	**105**	85
Sales	Lonmin Platinum	Platinum	oz	**274,440**	411,328
		Palladium	oz	**125,380**	191,752
		Gold	oz	**9,597**	12,083
		Rhodium	oz	**37,216**	64,910
		Ruthenium	oz	**56,582**	97,946
		Iridium	oz	**14,003**	18,645
		Total PGMs	oz	**517,218**	796,664
		Nickel[8]	MT	**2,232**	2,457
		Copper[8]	MT	**774**	1,314
Average prices	Lonmin Platinum	Platinum	$/oz	**1,103**	968
		Palladium	$/oz	**325**	266
		Gold	$/oz	**602**	511
		Rhodium	$/oz	**5,325**	3,142
		Ruthenium	$/oz	**305**	79
		Iridium	$/oz	**392**	176
		Nickel[8]	$/MT	**25,067**	10,431
		Copper[8]	$/MT	**6,558**	4,149
Basket price of PGMs			$/oz	**1,102**	847
Cost per PGM ounce sold					
Group:					
Mining – Marikana			R/oz	**2,134**	1,586
Mining – Limpopo			R/oz	**4,405**	2,854
Mining (weighted average)			R/oz	**2,270**	1,675
Concentrating – Marikana			R/oz	**408**	269
Concentrating – Limpopo			R/oz	**1,171**	759
Concentrating (weighted average)			R/oz	**454**	303
Process division			R/oz	**722**	442
Shared business services			R/oz	**685**	365
Stock movement			R/oz	**(83)**	7
C1 cost per PGM ounce sold before base metal credits			R/oz	**4,048**	2,792
Base metal credits			R/oz	**(867)**	(259)
C1 cost per PGM ounce sold after base metal credits			R/oz	**3,181**	2,533
Amortisation			R/oz	**367**	296
C2 costs per PGM ounce sold			R/oz	**3,548**	2,829
Pandora mining cost:					
C1 Pandora mining cost (in joint venture)			R/oz	**1,921**	2,518
Pandora JV cost/ounce to Lonmin (adjusting Lonmin share of profit)			R/oz	**3,686**	3,370
Exchange Rates					
Average rate for period	SA Rand		R/$	**7.31**	6.29
	Sterling		£/$	**0.51**	0.58
Closing rate	SA Rand		R/$	**7.24**	6.15
	Sterling		£/$	**0.51**	0.58

Footnotes:
1 The 6 months to March 2006 comprised an additional 7 days mining performance for WPL and EPL arising on the change of basis to report on a calendar month.
2 JV attributable tonnes mined includes Lonmin's share (42.5%) of the total tonnes mined on the Pandora joint venture.
3 Tonnes milled excludes slag milling.
4 Lonmin purchases 100% of the ore produced by the Pandora joint venture for onward processing which is included in downstream operating statistics.
5 Relates to the tonnes milled and derived metal in concentrate from third-party ore purchases.
6 Metals in concentrate has been changed from the previously reported definition of full contained metal to adjust for industry standard downstream processing losses.
7 Corresponds to contained base metals in concentrate.
8 Nickel is produced and sold as nickel sulphate crystals or solution and the volumes shown correspond to contained metal. Copper is produced as refined product but typically at LME grade C.
9 Concentrate and other sales have been adjusted to a saleable ounces basis using standard industry recovery rates.

Independent review report to Lonmin Plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 31 March 2007 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2007.

KPMG Audit Plc
Chartered Accountants
London
1 May 2007

Consolidated income statement for the 6 months ended 31 March 2007

Continuing operations	Note	6 months to 31 March 2007 Underlying[i] $m	Special items (note 3) $m	6 months to 31 March 2007 Total $m	6 months to 31 March 2006 Underlying $m	Special items (note 3) $m	6 months to 31 March 2006 Total $m	Year ended 30 September 2006 Underlying[i] $m	Special items (note 3) $m	Year ended 30 September 2006 Total $m
Revenue	2	**631**	**–**	**631**	708	–	708	1,855	–	1,855
EBITDA[ii]		**271**	**1**	**272**	335	7	342	911	12	923
Depreciation and amortisation		**(43)**	**–**	**(43)**	(38)	–	(38)	(81)	–	(81)
Operating profit[iii]	2	**228**	**1**	**229**	297	7	304	830	12	842
Finance income	4	**9**	**–**	**9**	5	–	5	12	–	12
Finance expenses	4	**(12)**	**(104)**	**(116)**	(17)	(214)	(231)	(34)	(206)	(240)
Share of profit of associate and joint venture		**10**	**–**	**10**	3	–	3	19	–	19
Profit/(loss) before taxation		**235**	**(103)**	**132**	288	(207)	81	827	(194)	633
Income tax expense[iv]	5	**(84)**	**(28)**	**(112)**	(96)	(14)	(110)	(280)	78	(202)
Profit/(loss) for the period		**151**	**(131)**	**20**	192	(221)	(29)	547	(116)	431
Attributable to:										
– Equity shareholders of Lonmin Plc		**123**	**(126)**	**(3)**	157	(224)	(67)	445	(132)	313
– Minority interest		**28**	**(5)**	**23**	35	3	38	102	16	118
Earnings/(loss) per share	6	**81.5c**		**(2.0)c**	110.3c		(47.1)c	312.1c		219.5c
Diluted earnings/(loss) per share[v]	6	**80.7c**		**(2.0)c**	109.0c		(47.1)c	307.7c		216.4c
Dividend per share paid in period	7			**55.0c**			42.0c			87.0c

Consolidated statement of recognised income and expense for the 6 months ended 31 March 2007

	Note	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
Profit/(loss) for the period		**20**	(29)	431
Change in fair value of available for sale financial assets		**72**	–	46
Effective portion of changes in fair value of cash flow hedges		**(35)**	–	(4)
Net change in fair value of cash flow hedges transferred to income statement		**10**	–	–
Actuarial losses on the post retirement benefit plan		**–**	–	(6)
Total recognised income for the period		**67**	(29)	467
Attributable to:				
– Equity shareholders of Lonmin Plc	9	**49**	(68)	350
– Minority interest	9	**18**	39	117
	9	**67**	(29)	467

Footnotes:

i Underlying earnings are calculated on profit for the period excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses and an adjustment to the interest capitalised in prior periods as disclosed in note 3 to the interim accounts.

ii EBITDA is operating profit before depreciation and amortisation.

iii Operating profit is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.

iv The income tax expense relates to overseas only and includes exchange losses of $28 million (March 2006 – losses of $12 million) as disclosed in note 5 to the interim accounts.

v The calculation of diluted EPS includes adjustments for the movement in fair value of the embedded derivative within the convertible bond subject to the limitation under IAS 33 – Earnings Per Share, that this cannot thereby create a figure exceeding basic EPS.

Consolidated Balance Sheet as at 31 March 2007

	Note	As at 31 March 2007 $m	As at 31 March 2006 $m	As at 30 September 2006 $m
Non-current assets				
Goodwill		**113**	113	113
Intangible assets	8	**879**	323	328
Property, plant and equipment		**1,526**	1,399	1,463
Investment in associates and joint venture		**123**	94	113
Financial assets:				
– Available for sale financial assets		**170**	49	98
– Other receivables		**22**	24	19
Employee benefits		**9**	12	6
		2,842	2,014	2,140
Current assets				
Inventories		**256**	173	135
Trade and other receivables		**171**	144	396
Assets held for sale		**8**	16	6
Tax recoverable		**4**	5	3
Cash and cash equivalents		**48**	27	61
		487	365	601
Current liabilities				
Bank overdraft repayable on demand		**(1)**	(6)	(18)
Trade and other payables		**(149)**	(123)	(209)
Financial liabilities:				
– Interest bearing loans and borrowings		**(332)**	(128)	–
– Derivative financial instruments		**(29)**	–	(4)
Tax payable		**(18)**	(36)	(91)
		(529)	(293)	(322)
Net current assets		**(42)**	72	279
Non-current liabilities				
Employee benefits		**(10)**	–	(7)
Financial liabilities:				
– Interest bearing loans and borrowings		**(380)**	(481)	(499)
– Derivative financial instruments		**–**	(276)	(268)
Deferred tax liabilities		**(489)**	(362)	(294)
Provisions		**(43)**	(44)	(39)
		(922)	(1,163)	(1,107)
Net assets		**1,878**	923	1,312
Capital and reserves				
Called up share capital	9	**155**	143	143
Share premium account	9	**249**	23	26
Other reserves	9	**64**	88	84
Retained earnings	9	**1,190**	480	836
Attributable to equity shareholders of Lonmin Plc	9	**1,658**	734	1,089
Attributable to minority interest	9	**220**	189	223
Total equity	9	**1,878**	923	1,312

Consolidated Cash Flow Statement for the 6 months ended 31 March 2007

	Note	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
Profit/(loss) for the period		**20**	(29)	431
Taxation	5	**112**	110	202
Finance income	4	**(9)**	(5)	(12)
Finance expenses	4	**116**	231	240
Share of profit after tax of associate and joint venture		**(10)**	(3)	(19)
Depreciation and amortisation		**43**	38	81
Change in inventories		**(121)**	(63)	(25)
Change in trade and other receivables		**225**	5	(249)
Change in trade and other payables		**(60)**	(10)	74
Change in provisions		**4**	2	(2)
Profit on sale of assets held for sale		**(1)**	(7)	(12)
Other non cash charges		**3**	5	13
Cash flow from operations		**322**	274	722
Interest received		**4**	–	1
Interest paid		**(15)**	(23)	(32)
Tax paid		**(149)**	(77)	(185)
Cash flow from operating activities		**162**	174	506
Cash flow from investing activities				
Acquisition of subsidiaries (net of cash acquired)	11	**(393)**	(14)	(14)
Purchase of intangible assets	8	**(4)**	(6)	(21)
Purchase of property, plant and equipment		**(101)**	(79)	(161)
Purchase of available for sale financial assets		**(3)**	(33)	(36)
Proceeds from disposal of assets held for sale		**3**	19	28
Cash used in investing activities		**(498)**	(113)	(204)
Cash flow from financing activities				
Equity dividends paid to Lonmin shareholders	9	**(85)**	(60)	(124)
Dividends paid to minority	9	**(21)**	(18)	(62)
Proceeds from current borrowings		**332**	42	–
Repayment of current borrowings		**–**	–	(86)
Proceeds from non-current borrowings	10	**92**	–	288
Repayment of non-current borrowings	10	**–**	(26)	(296)
Issue of ordinary share capital	9	**19**	12	15
Cash used in financing activities		**337**	(50)	(265)
Increase in cash and cash equivalents		**1**	11	37
Opening cash and cash equivalents	10	**43**	10	10
Effect of exchange rate changes		**3**	–	(4)
Closing cash and cash equivalents	10	**47**	21	43

1 Statement on accounting policies

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended 30 September 2006.

These condensed consolidated interim financial statements were approved by the Board of Directors on 1 May 2007.

The comparative figures for the financial year ended 30 September 2006 are not the Group's full statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

These consolidated interim financial statements apply the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 30 September 2006, except for the following changes:

New standards and amendments in the year

IFRS 6 – Exploration for and Evaluation of Mineral Resources includes rules for accounting for expenses related to the exploration and evaluation of mineral resources such as minerals, oil, natural gas and similar finite resources before the technical feasibility and commercial viability of extracting the resource can be demonstrated. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses; instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 are carried out on exploration and evaluation assets.

Amendment to IAS 39 and IFRS 4 – Insurance contracts. Implementation of this standard does not have a material impact on the Group's results, assets or liabilities.

IFRIC 4 – Determining whether an arrangement contains a lease provides guidance on determining whether arrangements which convey the right to use an asset in return for a series of payments should be accounted for in accordance with IAS 17 – Leases. The impact of adoption of this interpretation is not significant.

IFRIC 5 – Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds addresses the issues of how a contributor to such a fund should account for interest in the fund and how obligations to make additional contributions should be accounted for. The impact of adoption of this interpretation is not significant.

IFRIC 9 – Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivatives should be separated from the underlying host contract should be made only when there are changes to the contract. The impact of adoption of this interpretation is not significant.

New standards not yet adopted

IFRS 7 – Financial Instruments: Disclosures, and the Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures, requires extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which became mandatory for the Group's 2007 financial statements, will require additional disclosures with respect to the Group's financial instruments and share capital.

Seasonality

The impact of seasonality or cyclicality on operations is not regarded as significant on the consolidated interim financial statements.

Notes to the Accounts continued

2 Segmental analysis

Analysis by business group	6 months to 31 March 2007 Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue – external sales	631	–	–	631
Operating profit	255	(18)	(8)	229
Segment total assets	3,279	50	–	3,329
Segment total liabilities	(1,109)	(342)	–	(1,451)
Capital expenditure[i]	111	–	–	111
Depreciation and amortisation	43	–	–	43

Analysis by business group	6 months to 31 March 2006 Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue – external sales	708	–	–	708
Operating profit	325	(16)	(5)	304
Segment total assets	2,296	83	–	2,379
Segment total liabilities	(684)	(772)	–	(1,456)
Capital expenditure[i]	85	–	–	85
Depreciation and amortisation	38	–	–	38

Analysis by business group	Year ended 30 September 2006 Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue – external sales	1,855	–	–	1,855
Operating profit	877	(19)	(16)	842
Segment total assets	2,596	145	–	2,741
Segment total liabilities	(926)	(503)	–	(1,429)
Capital expenditure[i]	232	1	–	233
Depreciation and amortisation	81	–	–	81

Analysis by geographical location	6 months to 31 March 2007 South Africa $m	UK $m	Other $m	Total $m
Revenue – external sales	631	–	–	631
Segment total assets	3,277	50	2	3,329
Capital expenditure[i]	111	–	–	111

Footnote:

i Capital expenditure includes additions to plant, property and equipment (including capitalised interest), intangible assets and goodwill in accordance with IAS 14 – Segment reporting

2 Segmental analysis continued

Analysis by geographical location	6 months to 31 March 2006 South Africa $m	UK $m	Other $m	Total $m
Revenue – external sales	708	–	–	708
Segment total assets	2,293	83	3	2,379
Capital expenditure[i]	85	–	–	85

Analysis by geographical location	Year ended 30 September 2006 South Africa $m	UK $m	Other $m	Total $m
Revenue – external sales	1,855	–	–	1,855
Segment total assets	2,594	145	2	2,741
Capital expenditure[i]	232	1	–	233

Revenue by destination is analysed by geographical area below:

	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
The Americas	**76**	190	435
Asia	**300**	219	518
Europe	**60**	89	291
South Africa	**184**	207	602
Zimbabwe	**11**	3	9
	631	708	1,855

Footnote:

i Capital expenditure includes additions to plant, property and equipment (including capitalised interest), intangible assets and goodwill in accordance with IAS 14 – Segment reporting

3 Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group.

	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
EBITDA			
– Sale of houses	1	7	12
Finance costs:			
– Calculation of capitalised interest	–	21	21
– Movement in fair value of embedded derivative	(104)	(235)	(227)
Special loss before taxation	(103)	(207)	(194)
Taxation on above items (note 5)	–	(2)	(4)
Exchange on tax balances (note 5)	(28)	(12)	82
Special loss before minority interest	(131)	(221)	(116)
Minority interest	5	(3)	(16)
Special loss for the year attributable to equity shareholders of Lonmin Plc	(126)	(224)	(132)

Sale of houses: we currently accommodate a substantial number of our employees in hostels and married quarters with the remainder living in their homes. We are selling houses to employees to encourage home-ownership. Any profits or losses from such sales at fair value are not deemed to represent underlying earnings.

Capitalised interest in 2006 represents an adjustment to the interest capitalised in prior years of $21 million.

The convertible bond contains an embedded derivative which is held at fair value. Due to the cash settlement option the bond was classified within non-current liabilities and movements in fair value were taken to the income statement. Fluctuations in fair value were mainly due to changes in share price.

Group entities hold both current and deferred tax balances in Rand which is not the functional currency of the Company or any of its material subsidiaries or the reporting currency of the Group. Given the volatility of the Rand to US dollar exchange rate the revaluation of such tax balances can cause significant variations in the tax charge and therefore profitability. Consequently the directors feel that such foreign exchange impacts should be treated as special.

4 Net finance costs

	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
Finance income:	**9**	5	12
Interest receivable	**4**	–	2
Expected return on defined benefit pension scheme assets	**4**	4	8
Movement in fair value of non-current other receivables	**1**	1	2
Finance expenses:	**(12)**	(17)	(34)
Interest on bank loans and overdrafts	**(13)**	(19)	(35)
Bank fees	**(2)**	(1)	(3)
Capitalised interest	**6**	8	16
Discounting on provisions	**–**	(1)	(2)
Unwind of discounting on convertible bond	**(2)**	(1)	–
Interest cost of defined benefit pension scheme liabilities	**(4)**	(3)	(6)
Exchange differences on net debt	**3**	–	(4)
Special items (note 3):	**(104)**	(214)	(206)
Prior years capitalised interest	**–**	21	21
Movement in fair values of derivative financial instruments	**(104)**	(235)	(227)
Net finance costs	**(107)**	(226)	(228)

Notes to the Accounts continued

5 Taxation

	6 months to 31 March 2007 $m	6 months to 31 March 2006 $m	Year ended 30 September 2006 $m
United Kingdom:			
Current tax expense at 30% (2006 – 30%)	**42**	36	122
Less amount of the benefit arising from double tax relief available	**(42)**	(36)	(122)
Total UK tax expense	**–**	–	–
Overseas:			
Current tax expense at 29% (2006 – 29%) excluding special items	**67**	82	259
Corporate tax expense	**53**	70	217
Tax on dividends remitted	**14**	12	43
Prior year items	**–**	–	(1)
Deferred tax expense:	**17**	14	21
Origination and reversal of temporary differences	**17**	14	21
Special items (note 3):	**28**	14	(78)
Current tax on sale of houses	**–**	2	4
Exchange on current taxation	**6**	–	(15)
Exchange on deferred taxation	**22**	12	(67)
Actual tax charge	**112**	110	202
Tax charge excluding special items (note 3)	**84**	96	280
Effective tax rate	**85%**	136%	32%
Effective tax rate excluding special items (note 3)	**36%**	33%	34%

A reconciliation of the standard tax charge to the tax charge was as follows:

	6 months to 31 March 2007 %	6 months to 31 March 2007 $m	6 months to 31 March 2006 %	6 months to 31 March 2006 $m	Year ended 30 September 2006 %	Year ended 30 September 2006 $m
Tax charge at standard tax rate	**29**	**38**	29	23	29	184
Overseas taxes on dividends remitted by subsidiary companies	**11**	**14**	15	12	7	43
Exchange on current and deferred tax	**21**	**28**	15	12	(13)	(82)
Tax effect of movements in the fair values of financial instruments	**23**	**30**	76	62	10	66
Tax effect of capitalised interest adjustment	**–**	**–**	–	–	(1)	(6)
Tax effect of other timing differences	**1**	**2**	1	1	–	(3)
Actual tax charge	**85**	**112**	136	110	32	202

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax rate of 29% (2006 – 29%). The secondary tax rate on dividends remitted by South African companies was 12.5% (2006 – 12.5%).

6 Earnings per share

Earnings per share have been calculated on the loss attributable to equity shareholders amounting to $3 million (March 2006 – $67 million) using a weighted average number of 150,911,303 ordinary shares in issue for the 6 months to 31 March 2007 (6 months to 31 March 2006 – 142,308,120 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds. Shares issuable on conversion of the convertible bonds were anti-dilutive in the current and prior periods and have been excluded from diluted earnings per share in accordance with IAS 33 – Earnings Per Share.

	6 months to 31 March 2007			6 months to 31 March 2006			Year ended 30 September 2006		
	Loss for the period $m	**Number of shares**	**Per share amount cents**	Loss for the period $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**(3)**	**150,911,303**	**(2.0)**	(67)	142,308,120	(47.1)	313	142,594,539	219.5
Share option schemes	**–**	**–**	**–**	–	–	–	–	2,021,331	(3.1)
Diluted EPS	**(3)**	**150,911,303**	**(2.0)**	(67)	142,308,120	(47.1)	313	144,615,870	216.4

	6 months to 31 March 2007			6 months to 31 March 2006			Year ended 30 September 2006		
	Profit for the period $m	**Number of shares**	**Per share amount cents**	Profit for the period $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Underlying EPS	**123**	**150,911,303**	**81.5**	157	142,308,120	110.3	445	142,594,539	312.1
Share option schemes	**–**	**1,448,157**	**(0.8)**	–	1,747,259	(1.3)	–	2,021,331	(4.4)
Diluted Underlying EPS	**123**	**152,359,460**	**80.7**	157	144,055,379	109.0	445	144,615,870	307.7

Underlying earnings per share have been presented as the Directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings per share are based on the profit attributable to equity shareholders adjusted to exclude special items (as defined in note 3) as follows:

	6 months to 31 March 2007			6 months to 31 March 2006			Year ended 30 September 2006		
	Profit/(loss) for the period $m	**Number of shares**	**Per share amount cents**	Profit/(loss) for the period $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**(3)**	**150,911,303**	**(2.0)**	(67)	142,308,120	(47.1)	313	142,594,539	219.5
Reverse special items (note 3)	**126**	**–**	**83.5**	224	–	157.4	132	–	92.6
Underlying EPS	**123**	**150,911,303**	**81.5**	157	142,308,120	110.3	445	142,594,539	312.1

7 Dividends

The final dividend for the year ended 30 September 2006 of 55.0 cents per share (42.0 cents per share for the year ended 30 September 2005) was declared in January 2007, paid on 9 February 2007 and is reflected in the 6 months to 31 March 2007.

An interim dividend of 55.0 cents per share will be paid on 3 August 2007 to shareholders on the registers at the close of business on 6 July 2007 (45.0 cents per share for the 6 months to 31 March 2006 to shareholders on the registers at the close of business on 7 July 2006). In accordance with IFRS the dividend has not been accrued at 31 March 2007.

Aggregate amounts of dividends paid are shown as a deduction from retained earnings in note 9.

8 Intangible assets

	$m
Net book value at 30 September 2005	319
Additions	9
Amortisation charge	(5)
Net book value at 31 March 2006	323
Additions	12
Amortisation charge	(7)
Net book value at 30 September 2006	328
Acquisition	551
Other additions	4
Amortisation charge	(4)
Net book value at 31 March 2007	**879**

During the period the company capitalised $555 million of intangibles representing $551 million exploration and evaluation assets obtained through the acquisition of AfriOre Limited (see note 11) on 26 January 2007 and $4 million software development costs.

9 Total equity

	Equity shareholders' funds						
	Called up share capital $m	Share premium account $m	Other reserves $m	Retained earnings $m	Total $m	Minority interests $m	Total equity $m
At 1 October 2005	142	12	88	596	838	166	1,004
Total recognised income and expense	–	–	–	(68)	(68)	39	(29)
Deferred tax on items taken directly to equity	–	–	–	7	7	1	8
Buy-out of minority interests in Messina	–	–	–	–	–	1	1
Dividends	–	–	–	(60)	(60)	(18)	(78)
Other	–	–	–	5	5	–	5
Shares issued on exercise of share options	1	11	–	–	12	–	12
At 31 March 2006	143	23	88	480	734	189	923
At 1 April 2006	143	23	88	480	734	189	923
Total recognised income and expense	–	–	(4)	422	418	78	496
Dividends	–	–	–	(64)	(64)	(44)	(108)
Other	–	–	–	(2)	(2)	–	(2)
Shares issued on exercise of share options	–	3	–	–	3	–	3
At 30 September 2006	143	26	84	836	1,089	223	1,312
At 1 October 2006	143	26	84	836	1,089	223	1,312
Total recognised income and expense	–	–	(20)	69	49	18	67
Dividends	–	–	–	(85)	(85)	(21)	(106)
Conversion of the convertible bond	11	205	–	–	216	–	216
Embedded derivative movement	–	–	–	371	371	–	371
Other	–	–	–	(1)	(1)	–	(1)
Shares issued on exercise of share options	1	18	–	–	19	–	19
At 31 March 2007	**155**	**249**	**64**	**1,190**	**1,658**	**220**	**1,878**

During the period 11,618,792 shares were issued. This included the exercise of 1,041,848 share options through which $19 million of cash was received (6 months to 31 March 2006 – 761,407 options exercised through which $12 million cash was received).

During the period Lonmin Plc gave notice to force redemption of all of the outstanding convertible bonds at their existing principal amount. This led to the issue of 10,576,944 shares and a reduction in non-current financial liabilities of $211 million being the total convertible bond liability at 30 September 2006.

Footnote:
Figures for the 6 months to 30 September 2006 are unaudited.

Notes to the Accounts continued

10 Analysis of net debt

	As at 1 October 2006 $m	Cash flow $m	Non cash movements $m	As at 31 March 2007 $m
Cash and cash equivalents	61	(16)	3	48
Overdrafts	(18)	17	–	(1)
Cash and cash equivalents in the statement of cash flows	43	1	3	47
Current borrowings	–	(332)	–	(332)
Non-current borrowings	(288)	(92)	–	(380)
Convertible bonds	(213)	–	213	–
Net debt as defined by the Group	**(458)**	**(423)**	**216**	**(665)**

	As at 1 April 2006 $m	Cash flow $m	Non cash movements $m	As at 30 September 2006 $m
Cash and cash equivalents	27	38	(4)	61
Overdrafts	(6)	(12)	–	(18)
Cash and cash equivalents in the statement of cash flows	21	26	(4)	43
Current borrowings	(128)	128	–	–
Non-current borrowings	(270)	(18)	–	(288)
Convertible bonds	(213)	–	–	(213)
Net debt as defined by the Group	(590)	136	(4)	(458)

	As at 1 October 2005 $m	Cash flow $m	Non cash movements $m	As at 31 March 2006 $m
Cash and cash equivalents	11	16	–	27
Overdrafts	(1)	(5)	–	(6)
Cash and cash equivalents in the statement of cash flows	10	11	–	21
Current borrowings	(86)	(42)	–	(128)
Non-current borrowings	(296)	26	–	(270)
Convertible bonds	(213)	–	–	(213)
Net debt as defined by the Group	(585)	(5)	–	(590)

Net debt comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans and borrowings grossed up for capitalised fees.

11 Business Combinations

On 26 January 2007 the Group acquired 94% of AfriOre Limited. This increased to 96.5% on 8 February 2007 and to 100% on 16 February 2007. AfriOne's primary asset is a 74% stake in the Akanani PGM deposit. The acquisition was accounted for with an effective date of 1 February 2007, using the acquisition method of accounting.

The assets and liabilities of AfriOre Limited and the provisional fair values attributed were as follows:

	Book value on acquisition $m	Provisional fair value adjustment $m	**Provisional fair value 2007 $m**
Intangible assets	13	538	**551**
Trade and other payables	(2)	–	**(2)**
Cash and cash equivalents	20	–	**20**
Deferred tax liability	–	(156)	**(156)**
	31	382	**413**

The Company has carried out a provisional fair value assessment at acquisition. This has resulted in the recognition of S538 million of additional exploration and evaluation assets and a deferred tax liability of $156 million as required by IAS 12 – Income Taxes. The fair values will be amended as necessary, in accordance with IFRS 3 – Business Combinations, in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

The total consideration paid for the acquisition of AfriOre Limited amounted to $413 million comprising a net cash consideration of $409 million, and expenses on the transaction of $4 million, all paid in the period. Cash acquired with the entity amounted to $20 million resulting in a net consideration paid of $393 million.

The acquisition has had no material impact on the operating results of the Group for the period. If the acquisition had taken place at the beginning of the period it is estimated that some $10 million of exploration and evaluation costs would have been incurred.

12 Events after the balance sheet date

After the period end, Lonmin Plc has taken the decision to close the defined benefit Lonmin Superannuation Scheme (LSS) to future accrual with effect from 30 June 2007. In place of membership of the LSS the Company will make available membership of the Lonmin Retirement Plan, a defined contribution pension scheme. The expected impact resulting from the closure of the LSS is not material and is expected to impact the income statement in the second half of the year.

Corporate Information

Company Secretary and Registered Office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
Tel: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
E-mail: contact@lonmin.com
www.lonmin.com

Registered in England and Wales
Company number 103002

Investor Relations
Alexandra Shorland-Ball
(Vice President, Investor Relations & Communications)

Stockbrokers
United Kingdom:
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
Tel: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: +44 (0)20 7986 4000
Fax: +44 (0)20 7986 2266

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa
Tel: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503

North America:
BMO Capital Markets
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3
Tel: +1 416 359 4001
Fax: +1 416 359 4417
Web: www.bmo.com

External Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
Tel: +44 (0)20 7311 1000
Fax: +44 (0)20 7311 3311

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

UK Callers:
Tel: 0870 600 3970
Fax: 0870 600 3980
International Callers:
Tel: +44 (0)121 415 7047
Fax: +44 (0)1903 833371
Web: www.shareview.co.uk

Computershare Investor Services 2004 Pty Limited
Postal address:
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5217

Physical address:
70 Marshall Street
2001 Johannesburg
South Africa

ADR Depository
The Bank of New York
ADR Shareholder Enquiries Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

US Callers:
Tel: 1-888-BNY-ADRS (Toll free)
International Callers:
Tel: +1 212 815 3700
E-mail: shareowners@bankofny.com

ISA Provider
Rensburg Sheppards Investment Management Limited
Corporate PEP and ISA Administration
The Plaza
100 Old Hall Street
Liverpool
L3 9AB
Tel: +44 (0)151 237 2160
Fax: +44 (0)151 255 1742

Interim Dividend

An interim dividend of 55 cents per share will be paid on 3 August 2007 to shareholders on the registers at the close of business on 6 July 2007. The dividend will be paid in Sterling to UK shareholders (unless they elect to receive US Dollar dividends) calculated at the US Dollar to Sterling exchange rate on 13 July 2007 and in Rand to shareholders on the SA branch register calculated at the US Dollar to Rand exchange rate on 22 June 2007. The dividend will be paid in US Dollars to all other overseas shareholders (unless they elect to receive Sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS). Elections to receive an alternative currency (US Dollars or Sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown on page 24 to be received by 5.00 p.m. on 6 July 2007.

No transfers will be permitted between the UK principal register and the SA branch register from the date on which the Rand dividend is announced until the record date, both dates inclusive (i.e. the last day on which transfers between register will be permitted is 21 June 2007).

Dividend payment to your bank account

The Company can pay UK registered shareholders' dividends direct to their bank or building society account. This means that dividends will normally be in shareholders' accounts on the same day as the payment is made and tax vouchers will be posted to the shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact the registrars.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by the registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 6 July 2007, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 20 July 2007. Copies of the DRIP brochure and application form are being sent to those eligible shareholders who are newly registered between 13 January 2007 and 6 July 2007. Further copies are available from the registrars or can be downloaded from the registrars' website.

ShareGift

Lonmin is proud to support ShareGift, an independent charity share donation scheme administered by the Orr Mackintosh Foundation (registered charity number 1052686). Those shareholders who hold only a small number of shares, the value of which make them uneconomic to sell, can donate the shares to ShareGift who will sell them and donate the proceeds to a wide range of charities. Further information about ShareGift can be obtained from their website at www.ShareGift.org and a ShareGift transfer form can be downloaded from the Company's website.

Warning to shareholders

A survey by the Financial Services Authority (FSA) has reported that an increasing number of shareholders of UK listed companies are being targeted by individuals purporting to be legitimate brokers or financial advisors.

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports on the Company.

If you receive any unsolicited investment advice:

- make sure you get the correct name of the person and organisation and make a record of any other information they give you, e.g. telephone number, address, etc.
- check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register
- the FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with any unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can, preferably, be contacted by completing an on-line form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml or, if you do not have access to the internet, on 0845 606 1234.
- inform the registrars on the relevant telephone numbers listed on page 24. They are not able to investigate such incidents themselves but will record the details and pass them on to the FSA.

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Lonmin Charter

LONMIN

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

Sir John Craven
Chairman

November 2004

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Bradford A Mills
Chief Executive

Our values

Zero Harm
We are committed to Zero Harm to people and the environment.

Integrity, honesty and trust
We are committed, ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect for each other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee self-worth
To enhance the quality of life for our employees and their families and promote self-esteem.

Lonmin Plc
4 Grosvenor Place, London SW1X 7YL
www.lonmin.com